ANNUAL REPORT 2005     #

CONTENTS
Letter to Shareholders of Arizona Star Resource Corp.	3
Management’s Discussion and Analysis	6
Auditor’s Report to the Shareholders	12
Consolidated Balance Sheets	13
Consolidated Statements of Deficit	14
Consolidated Statements of Operations	14
Consolidated Statements of Cash Flows	15
Notes to the Financial Statements	16
Corporate Information	25

LETTER TO SHAREHOLDERS OF ARIZONA STAR

RESOURCE CORP.

DECEMBER 2005

The past year has been one of the most active in the history of your Company, culminating in the announcement that Arizona Star, Bema Gold and Placer Dome have reached an agreement in principle, whereby Placer Dome will sell its interest in the Cerro Casale Project to Arizona Star and Bema Gold in return for contingent payments. Completion of this transaction would free the project for an arrangement with a new senior partner leading to the development of one of the world’s largest mines.

During the year, five new directors were elected, and we were appointed the Non-Executive Chairman and the President and CEO, respectively. Subsequently, the management agreement between the Company and Bema Gold Corporation (“Bema”) was terminated. Shortly after our last annual meeting, Bema announced that it intended to make a takeover bid for all of the Company’s shares, a bid that was subsequently withdrawn. However, in response, the Board formed a Special Committee to respond to the bid and to take steps designed to maximize value for shareholders.

The following is a brief outline of the Company’s activities over the past year:

PLACER DOME AGREES TO SELL ITS INTEREST IN CERRO CASALE TO ARIZONA STAR AND BEMA GOLD

On September 27, 2005, Placer Dome announced that it had concluded that the Cerro Casale Project was not financially viable at that time and was not financeable under the terms of the Shareholders’ Agreement, and it issued a Certificate “A” to Arizona Star and Bema.

Arizona Star disagreed with Placer Dome’s conclusion, believing that the Cerro Casale Project was financeable under the terms of the Shareholders’ Agreement.

On October 4, 2005, Arizona Star, in cooperation with Bema, announced that they notified Placer Dome that it was in default of its obligations under the Shareholders’ Agreement. Pursuant to the terms of the Shareholders’ Agreement, Placer Dome had 30 days from the date of the notice to remedy the defaults. If the defaults had not been remedied within 30 days, Arizona Star and Bema intended to take all necessary steps to have Placer Dome’s interest in the Cerro Casale Project returned to them. The Shareholders’ Agreement provides for arbitration in the event of a disagreement among the parties.

Also, on October 4, 2005, Placer Dome announced that it had received Notice of Default under the Shareholders’ Agreement and disagreed with the allegations contained in the Notice of Default.

On October 26, 2005, the Company, Bema, and Placer Dome announced that they had reached an agreement in principle for Placer Dome’s sale of its interest in Compañia Minera Casale to the Company and Bema for contingent payments.

Arizona Star and Bema will jointly pay to Placer Dome US$10 million upon a decision to construct a mine at Cerro Casale and either (a) a gold payment beginning 12 months after commencement of production consisting of 10,000 ounces of gold per year for five years and 20,000 ounces of gold per year for a subsequent seven years or (b) a cash payment of US$70 million payable when a construction decision is made, at the election of the Company and Bema.

The closing of the transaction is subject to certain conditions, including settlement of definitive agreements.

UNSOLICITED TAKEOVER BID BY BEMA GOLD CORPORATION

  On December 20, 2004, Bema announced that it intended to make an offer to all Arizona Star shareholders to exchange 1.85 shares of Bema for each share of Arizona Star (the “Proposed Offer”).

In response to the Proposed Offer by Bema, the directors of Arizona Star appointed a Special Committee of the Board to review the Proposed Offer and, if appropriate, to initiate steps designed to maximize value for all Arizona Star shareholders. The Special Committee determined it would require both legal and financial advisory expertise and entered into a detailed selection process of interviewing firms and receiving work proposals and fee estimates.

The Special Committee had numerous meetings with its advisors to consider alternatives to maximize shareholder value. As part of the process, a data room was set up for potential bidders to review information regarding the Company and, in particular, the Cerro Casale Project. A number of companies executed confidentiality agreements to review the material in the data room.

On May 5, 2005, Bema announced that it did not intend to proceed with its previously announced Proposed Offer.

VALUE MAXIMIZATION PROCESS

     The value maximization process that was commenced in response to the Proposed Offer is continuing. We are pleased to report the following:

i. We have significantly enhanced the level of publicly available information by filing the Company’s first ever Annual Information Form in Canada (available on SEDAR or our website). We have filed with the United States Securities and Exchange Commission a registration statement on Form 40F. We expect the Form 40F and a listing on the American Stock Exchange to become effective in the next several months;

ii. We strengthened our Board of Directors by adding T. James Smolik. Mr. Smolik is a Professional Metallurgical Engineer with experience in mine operations, engineering, and construction, with past responsibilities including senior-level participation and management of a number of mining development projects. As Senior Vice President at Placer Dome between 1995 and 2000, Mr. Smolik was responsible for the preparation of the January 2000 Feasibility Study for the Cerro Casale Project. His intimate knowledge of Cerro Casale will be of great value to the Company and the Project;

iii. We adopted a shareholder rights plan (“SRP”), subject to shareholder approval and further described in our Information Circular, that has been designed to ensure that there will be adequate time to solicit alternative bids if an unsolicited bid is made for control of the Company; and

iv. We continue to have conversations with investment dealer analysts, and we expect to have research coverage in the near future.

C$5.1 MILLION FINANCING

   In January, the Company completed a private placement of 800,000 Common Shares at a value of $6.40 per share to raise gross proceeds of C$5.12 million. The proceeds from the financing are being used to fund ongoing cash calls at Cerro Casale, for expenses relating to the Proposed Offer, and for general working capital requirements.

CONCLUSION

The year ahead will be full of challenges and opportunities. We will do all that we can to maximize value for all shareholders. As you know, Arizona Star owns a 25% interest (which will increase to 51% should we close the transaction with Placer Dome) in one of the world’s largest undeveloped gold and copper deposits. This deposit has a measured and indicated mineral resource estimated at 25.4 million ounces of gold and 6.4 billion pounds of copper (1.1 billion tonnes at a grade of 0.71 grams per tonne gold and 0.26% copper).  Based on the March 2004 Updated Feasibility Study, this deposit will support a large-scale open-pit mine that could produce 975,000 ounces of gold and 130,000 tonnes of copper per year over an 18year mine life. We remain confident that this asset can generate significant additional value for Arizona Star in the future.

We would like to thank all of our shareholders for their encouragement and support. We would also like to thank our fellow board members for their ongoing guidance and dedication.

         “James S. Anthony”

              “Paul A. Parisotto”

         James S. Anthony

                Paul A. Parisotto

      Chairman and Director

          President, CEO, and Director

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following discussion of the operating results and financial position of Arizona Star Resource Corp. (“the Company” or “Arizona Star”) is prepared as at June 30, 2005, and should be read in conjunction with the audited consolidated financial statements and the notes thereto of the Company for the twelve months ended April 30, 2005. These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and all amounts are expressed in Canadian dollars, unless otherwise stated.

RESULTS OF OPERATIONS

TWELVE MONTHS ENDED APRIL 30, 2005 AND 2004

The Company reported a loss of $4,444,330 ($0.11 per share) for the twelve months ended April 30, 2005, compared with $40,220 ($0.001 per share) in the equivalent period one year earlier.

Office and administrative expenses of $296,171 (2004 — $216,226), representing 6.7% of the loss, primarily resulted from the increased activity relating to the Cerro Casale project in Chile.

Shareholder meetings and communication costs incurred for the twelve months ended April 30, 2005, totalled $470,040, representing 10.6% of the loss, as compared with $28,400 in the same period one year earlier. At the Company’s Annual General Meeting on November 3, 2004, the proxies for a number of shareholders were deemed invalid and, as a result, the meeting was adjourned and rescheduled for December 16, 2004. The Company incurred legal and proxy solicitation fees totalling $290,500 as well as a significant increase in shareholder information expenses relating to these meetings.

At the reconvened Annual General Meeting, six directors were elected by consent of the shareholders. The directors elected were James S. Anthony, Thomas C. Dawson, Rudi P. Fronk, Paul A. Parisotto, S. Paul Kostuik (resigned January 14, 2005), and Roger T. Richer (resigned May 5, 2005). Subsequently, James S. Anthony was elected as non-executive Chairman and Paul A. Parisotto was elected as President and CEO.  Director fees totalling $150,000, representing 3.4% of the loss, were paid to three of the outgoing directors for their past service as directors of Arizona Star.

Professional fees in the amount of $117,783 (2004 — $47,320), representing 2.6% of the loss, were incurred during the twelve months ended April 30, 2005. The Company engaged an independent consulting firm to provide a report regarding options granted by the Company to Arizona Star and Bema Gold Corporation (“Bema”) directors and employees, which resulted in an expense of $41,100. Pursuant to an agreement dated December 16, 2004, all of these stock options have been renounced by all optionees or cancelled and pending legal action was dropped. In addition, there was an increase in tax consulting fees relating to the Cerro Casale project.

During the twelve months ended April 30, 2005, management fees of $30,000 (2004 — $30,000) were charged for the services of Bema.

Director fees amounted to $32,846, representing 0.7% of the loss, for the twelve months ended April 30, 2005, compared with $16,261 in the equivalent period of the prior year.

On December 20, 2004, Bema announced that it intended to make an offer (the “Proposed Offer”) to all Arizona Star shareholders to exchange 1.85 shares of Bema for each share of Arizona Star. As a result of the Proposed Offer, the Company incurred legal, advisory, and Special Committee fees to review the Proposed Offer (see “Unsolicited Takeover Bid by Bema Gold Corporation” below) and consider alternatives in the best interests of all shareholders. On May 5, 2005, Bema announced that it had decided not to proceed with the Proposed Offer. The costs incurred to April 30, 2005, relating to the Proposed Offer totalled $1,659,872, representing 37.4% of the loss.

     During the twelve months ended April 30, 2005, the Company incurred a stock-based compensation expense of $1,322,734, which represents the fair value of stock options granted by the previous Board of Directors to Arizona Star and Bema directors and employees. This non-cash expense represents 29.8% of the total loss incurred for the year ended April 30, 2005. These options were subsequently cancelled or renounced by all optionees. In accordance with Canadian generally accepted accounting principles, no adjustment is made to the stock-based compensation expense recognized prior to the cancellation of the stock options.

Interest income of $85,794 (2004 — $76,697) earned during the twelve months ended April 30, 2005, has increased over the prior year as a result of larger cash balances.

For the twelve months ended April 30, 2005, the Company has incurred a foreign exchange gain of $389,756 (2004 — $215,633), mostly attributable to the valuation of the future income tax liabilities.

As at April 30, 2005, the Company wrote off its Agua de la Piedra property in the amount of $840,434, representing 18.9% of the loss.

SUMMARY OF UNAUDITED QUARTERLY RESULTS

April 30, 2005		January 31, 2005	October 31, 2004	July 31, 2004
Total revenues	$ —	$ —	$ —	$ —
Loss	$ 1,986,666	$ 895,195	$ 172,544	$ 1,389,925
Loss per share —
basic and diluted	$ 0.047	$ 0.022	$ 0.004	$ 0.034
	April 30, 2004	January 31, 2004	October 31, 2003	July 31, 2003
Total revenues	$ —	$ —	$ —	$ —
Loss	$ 73,040	$ 92,052	$ 47,478	$ 38,650
Loss per share —
basic and diluted	$ 0.002	$ 0.002	$ 0.001	$ 0.001

LIQUIDITY AND CAPITAL RESOURCES

At April 30, 2005, the Company had $7.0 million in cash and cash equivalents (April 30, 2004 — $2.8 million) and working capital of $5.7 million (April 30, 2004 — $2.7 million).

Operating activities

Operating activities, after non-cash working capital changes, required funding of $1,425,000 for the twelve months ended April 30, 2005, due mainly to the shareholder vote that resulted in a change of directors and the Proposed Offer.

For the twelve months ended April 30, 2004, operating activities, after non-cash working capital changes, required funding of $226,000.

Financing activities

On January 26, 2005, the Company completed the issue of 800,000 common shares by way of private placement at $6.40 per share for gross proceeds of $5,120,000. The shares were sold to arm’s length financial institutions and were subject to a four-month hold period ending May 27, 2005. A 2% finder’s fee was paid to an independent party on closing.

Proceeds from this financing will be used by the Company to fund its obligations in 2005 relating to the development of the Cerro Casale project, the expenses relating to the Proposed Offer, and for general working capital purposes.

The Company received $485,000 (2004 — $257,500) from the exercise of 485,000 (2004 — 257,500) stock options during the twelve months ended April 30, 2005.

Investing activities

During the twelve months ended April 30, 2005, the Company incurred $131,000 (2004 — $137,500) in resource property expenditures (on a cash basis). The Company also received $313,000 for an option payment from Bema in February 2005 on the Agua de la Piedra property.

PRIOR PERIOD RESTATEMENT

      During the year, it was determined that a future income tax liability should be recorded related to the sale of Compañia Minera Aldebaran (CMA), in October 2001. At that time, the tax base of certain Cerro Casele Developments assets in CMA was transferred to a third party while the book cost of the assets remained capitalized to the property. As a result, management believes that a future income tax liability should have been recorded at the sale date to reflect the fact that in future years, should the Cerro Casale property be placed into production, there would be no tax deduction for certain Cerro Casale costs.

A retroactive adjustment establishing a future income tax liability of $4,248,000 with charges to the deficit account of $2,986,000 and resource property costs of $1,647,000, offset by a foreign exchange gain, was made during the year.

UNSOLICITED TAKEOVER BID BY BEMA GOLD CORPORATION

On December 20, 2004, Bema announced that it intended to make an offer to all Arizona Star shareholders to exchange 1.85 shares of Bema for each share of Arizona Star.

In response to the Proposed Offer by Bema, the directors of Arizona Star appointed a Special Committee of the Board to review the Proposed Offer and, if appropriate, to initiate steps designed to maximize value for all Arizona Star shareholders. The Special Committee determined it would require both legal and financial advisory expertise and entered into a detailed selection process of interviewing firms and receiving work proposals and fee estimates. As a result of this process, Fraser Milner Casgrain LLP was retained to provide legal advice in connection with the Proposed Offer. As well, the Special Committee retained National Bank Financial Inc. as its financial advisor in connection with the Proposed Offer and, if appropriate, to assist the Special Committee in reviewing strategic alternatives to maximize shareholder value. The Special Committee also retained First Associates Investments Inc. to provide Arizona Star shareholders with a Fairness Opinion regarding the Proposed Offer.

The Special Committee has had numerous meetings with its advisors to consider alternatives to maximize shareholder value. As part of the process, a data room has been set up for potential bidders to review information regarding the Company and in particular the Cerro Casale project. A number of companies have executed confidentiality agreements to review the material in the data room.

On May 5, 2005, Bema announced that it did not intend to proceed with its previously announced Proposed Offer. The Special Committee therefore met with its advisors to negotiate settlement of its obligations under its contracts.

CERRO CASALE DEVELOPMENTS

On October 26, 1997, the Company and Bema Gold Corporation (Bema) entered into an agreement with Placer Dome Inc. (“Placer”) allowing Placer to acquire a 51% interest in the Aldebaran property, which hosts the Cerro Casale deposit (one of the world’s largest undeveloped gold and copper projects), and an adjacent property in northern Chile. The Aldebaran property is currently owned by Compañia Minera Casale (“CMC”), which in turn is owned 25% by Arizona Star, 51% by Placer, and 24% by Bema. Under the terms of the January 1998 Shareholders’ Agreement as restated June 5, 2003, and subsequently amended, Placer has the following obligations to complete in order to retain its 51% interest:

• secure up to US$1.3 billion of financing for mine construction, including US$200 million of equity in the project on behalf of all the partners (any capital requirements in excess of US$1.3 billion are to be funded pro rata by the partners);

• arrange senior project financing for at least 50% of the capital cost and provide a pre-completion guarantee of up to US$1.1 billion in respect of the project for an annual fee of 0.5% of the amount of the senior project financing outstanding;

• arrange or provide subordinated debt to the extent that the senior project financing is less than US$1.1 billion; and

• commence construction of the mine.

On September 28, 2004, and November 2, 2004, Arizona Star, Placer Dome and Bema agreed to certain amendments to the Shareholders’ Agreement, governing the Cerro Casale project. These amendments provide for, among other things, the following: i) elimination of Placer Dome’s management fee; ii) the option, at Placer Dome’s election, to fund the senior loans through Placer Dome’s facilities; and, iii) Placer Dome’s agreement to provide credit support, through the period of the pre-completion guarantee, for hedging arrangements required to be entered into by CMC in connection with the senior project financing to the extent it would be commercially reasonable to provide such support. Placer Dome received an increase in its net smelter royalty from production of the Cerro Casale project to 3% in consideration for agreeing to these amendments.

Following the September 28, 2004, amendments noted above, Placer Dome issued a certificate (Certificate “B”) under the Shareholders’ Agreement indicating it had commenced or was continuing to use reasonable commercial efforts to arrange financing for the Cerro Casale project on commercially reasonable and customary terms in accordance with the financing requirements of the Shareholders’ Agreement. Under the terms of the amended Shareholders’ Agreement, Placer Dome has 15 months (ending December 28, 2005) to arrange such financing.

If Placer Dome, acting reasonably and in good faith, determines that financing under the terms of the Shareholders’ Agreement is not available on reasonable commercial terms, the project would revert to non-financeable status. In such case, Placer Dome can issue a Certificate “A” and its interest in the project would remain intact, with obligations under the Shareholders’ Agreement remaining in place. Alternatively, it could issue a Certificate “D” and under the terms of the Shareholders’ Agreement, its 51% interest would be transferred to the Company and Bema. In the event of such a transfer, Arizona Star would own 51% and Bema 49% of the Cerro Casale project, and Arizona Star would control the Board of Directors of CMC.

On December 23, 1994, Arizona Star and Bema entered into an agreement (the “Participation Agreement”), subsequently amended on December 31, 1996, and December 16, 1997. These amendments provide, among other things, that if Placer Dome no longer, directly or indirectly, owns shares in CMC, its interest in the Aldebaran property is transferred back to the Company and Bema as described above, and if the majority of members of the Board of Directors of Arizona Star does not consist of persons nominated by Bema, that the Company will transfer to Bema that number of shares as represents a 2% interest in CMC, cause one of its nominees to the Board of Directors of CMC to resign, and vote its shares to appoint an additional nominee of Bema to the CMC Board of Directors. The purchase price to be paid by Bema to the Company for this 2% share interest shall be equal to the net present value of such interest, using the then current discount rate generally in use in the mining industry at the time of the valuation, such net present value to be determined by a duly qualified independent third party.

Placer Dome is currently updating the March 2004 feasibility study and expects to make a decision in the second half of the year regarding the development of the Cerro Casale project.

RELATED PARTY TRANSACTIONS

The Company had the following transactions and balances with Bema, a company related by way of directors in common during the year, and a subsidiary of Bema, Minera Bema Gold (Chile) Ltda. (“Bema Chile”):

For the twelve months ended April 30:	2005	2004
Office and administration	$78,989	$89,256
Accounting	60,233	50,946
Rent and utilities	28,800	24,000
Management fees	30,000	30,000
Shareholder information	23,678	6,998
Bema Chile office costs capitalized to property	98,078	89,984
Accounts payable	32,422	21,303

Bema announced on May 5, 2005, that it would not be renewing its management contract providing management, administrative and technical services to Arizona Star.

RISK AND UNCERTAINTIES

Exploration and mining risks

The business of exploration for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines.

Metal prices

Even if the Company’s exploration programs are successful, factors beyond the control of the Company may affect the marketability of any minerals discovered. Metal prices have historically fluctuated widely, particularly in recent years, and are affected by factors beyond the Company’s control, including inflation, international economic and political trends, currency fluctuations, interest rates, global and regional consumption patterns, speculative activities and worldwide production levels. The effect of these factors cannot accurately be predicted and can render any deposit, which is outlined, uneconomic to exploit.

CHANGES IN ACCOUNTING POLICIES

Asset retirement obligations

Effective May 1, 2004, the Company adopted the new accounting standard CICA 3110 “Asset Retirement Obligations” retroactively with restatement of prior year’s comparative figures. This new section focuses on the recognition and measurement of liabilities for statutory, contractual or legal obligations associated with the retirement of resource properties when those obligations result from the acquisition, construction, development, or normal operation of the assets. The obligations are measured initially at fair value (using present value methodology) and the resulting costs capitalized into the carrying amount of the related asset. The liability is accreted over time through periodic charges to resource properties. In subsequent periods, the Company adjusts the carrying amounts of the asset and the liability for changes in estimates of the amount or timing of underlying future cash flows. The effect of the adoption of CICA 3110 on the balance sheet as at April 30, 2004, resulted in a $125,001 increase to resource properties.

Stock-based compensation

Effective May 1, 2003, the Company adopted the new accounting standard CICA 3870 “Stock-based Compensation and Other Stock-based Payments,” which requires fair value accounting for all stock options issued during the year. Compensation expense for options granted is determined based on the estimated fair values of the stock options at the time of grant, the cost of which is recognized over the vesting periods of the respective options. This change in accounting policy was applied prospectively, with no restatement of prior years’ comparative figures.

Prior to May 2003, the Company had accounted for all grants of options to employees and directors in accordance with the intrinsic value method. Under this method, no compensation expense was recognized if the exercise price of the stock options that were granted to employees and directors was set at market value on the date of the grant. Entities that did not apply the fair value based method of accounting were required to disclose for each period for which an income statement was provided, the pro forma net income and basic and diluted net income per share as if the fair value based accounting method had been used to account for stock-based compensation. The granting of stock options to non-employees was accounted for using the fair value method.

FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values due to the short-term nature of these instruments.

OUTSTANDING SHARE DATA

The authorized capital of the Company consists of 100,000,000 common shares without par value. As of June 30, 2005, the number of issued common shares was 41,601,937 (41,976,937 on a fully diluted basis).

As at June 30, 2005, the Company had outstanding directors’ and employees’ stock options for a total of 375,000 shares.

ADDITIONAL INFORMATION

Additional information relating to the Company is available at www.sedar.com.

CAUTION ON FORWARDLOOKING INFORMATION

      This management’s discussion and analysis includes forward-looking statements, such as estimates and statements that describe the Company’s future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.

AUDITORS’ REPORT TO THE SHAREHOLDERS

OF ARIZONA STAR RESOURCE CORP.

We have audited the consolidated balance sheets of Arizona Star Resource Corp. as at April 30, 2005 and 2004, and the consolidated statements of deficit, operations, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at April 30, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in Canada.

“PricewaterhouseCoopers LLP”

PRICEWATERHOUSECOOPERS LLP

Chartered Accountants

Toronto, Ontario

June 30, 2005

Arizona Star Resource Corp.

Consolidated Balance Sheets

As at April 30, 2005 and 2004

(expressed in Canadian dollars)

CONSOLIDATED BALANCE SHEETS

As at April 30, 2005 and 2004 (expressed in Canadian dollars)

	2005	2004 (Restated)
Assets
Current assets
Cash and cash equivalents	$ 7,042,146	$ 2,812,627
Accounts receivable	29,734	4,454
Prepaid expenses	33,875	6,836

	7,105,755	2,823,917
Investments (Note 4)	86,521	86,521
Resource properties (Note 5)	35,324,383	36,341,374

	$42,516,659	$39,251,812

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$ 1,378,979	$ 80,886
Future income tax liabilities (Note 3)	4,248,000	4,633,000
Asset retirement obligation (Note 6)	131,251	125,001
	5,758,230	4,838,887

Shareholders’ Equity
Capital stock (Note 7)
Authorized
100,000,000 common shares, without par value
Issued
41,600,937 (2004 - 40,315,937) common shares	50,762,829	45,295,729
Contributed surplus (Note 7)	1,322,734	—
Deficit	(15,327,134)	(10,882,804)
	36,758,429	34,412,925
	$42,516,659	$39,251,812

See accompanying notes to consolidated financial statements.

Approved by the Board of Directors,

“Paul A. Parisotto”

  “Thomas C. Dawson”

Paul A. Parisotto

Thomas C. Dawson

Director

Director

Arizona Star Resource Corp.

Consolidated Balance Sheets

As at April 30, 2005 and 2004

(expressed in Canadian dollars)

CONSOLIDATED STATEMENTS OF DEFICIT

For the years ended April 30, 2005 and 2004 (expressed in Canadian dollars)

	2005	2004
Deficit — Beginning of year — as previously reported	$ 7,896,804	$ 7,645,584
Future income tax liability adjustment (Note 3)	2,986,000	3,197,000
Deficit Beginning of year as restated	10,882,804	10,842,584
Loss for the year	4,444,330	40,220
Deficit — End of year	$15,327,134	$10,822,804

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

For the years ended April 30, 2005 and 2004 (expressed in Canadian dollars, except for shares)

	2005	2004
Expenses
Office and administrative	$ 296,171	$ 216,226
Shareholder meetings and communication costs	470,040	28,400
Director severances	150,000	—
Management fees	30,000	30,000
Professional fees	117,783	47,320
Directors’ fees	32,846	16,261
Legal, advisory and Special Committee costs
related to Proposed Offer (Note 8)	1,659,872	—
Loss before the following	2,756,712	338,207
Stock-based compensation (Note 7)	1,322,734	—
Write-off of resource property (Note 5)	840,434	—
Interest income	(85,794)	(76,697)
Foreign exchange gain	(389,756)	(215,633)
Recovery of capital taxes	—	(5,657)
Loss for the year	$ 4,444,330	$ 40,220
Loss per common share — basic and diluted	$ 0.11	$ 0.00
Weighted average number of common shares outstanding	40,742,690	40,132,843

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended April 30, 2005 and 2004 (expressed in Canadian dollars)

	2005	2004
Cash flows from operating activities
Loss for the year	$(4,444,330)	$ (40,220)
Items not affecting cash
Stock-based compensation	1,322,734	-
Write-off of resource property	840,434	-
Foreign exchange gain	(389,756)	(215,633)
	(2,670,918)	(255,853)
Changes in non-cash working capital
Accounts receivable	(25,280)	3,906
Prepaid expenses	(27,039)	307
Accounts payable and accrued liabilities	1,298,093	25,181
	(1,425,144)	(226,459)

Cash flows from financing activities
Common shares issued - net of issue costs	4,982,100	-
Common shares issued for cash upon exercise of stock options	485,000	257,500
	5,467,100	257,500

Cash flows from investing activities
Acquisition, exploration and development expenditures	(130,630)	(137,536)
Option payment on Agua de la Piedra property option (Note 5)	313,437	-
	182,807	(137,536)

Effect of exchange rate changes on cash and cash equivalents	4,756	4,633
Increase (decrease) in cash and cash equivalents	4,229,519	(101,862)
Cash and cash equivalents - Beginning of year	2,812,627	2,914,489
Cash and cash equivalents - End of year	$ 7,042,146	$2,812,627

Supplementary information
Accretion on asset retirement obligation capitalized to resource properties	$ 6,250	$ 5,952

See accompanying notes to consolidated financial statements.

NOTES TO THE FINANCIAL STATEMENTS

April 30, 2005 and 2004 (expressed in Canadian dollars unless otherwise stated)

1.   NATURE OF OPERATIONS

Arizona Star Resource Corp. (“Arizona Star”) and its subsidiary companies (collectively “the Company”) are engaged in the acquisition, evaluation, and exploration of mineral properties. The Company’s mineral properties have not generated any revenues to date and are considered to be in the exploration stage.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation

These consolidated financial statements include the accounts of Arizona Star and its subsidiaries and a proportionate share of the assets, liabilities, revenues, and expenses of a joint venture in which the Company has an interest. Inter-company transactions have been eliminated. The Company’s wholly owned subsidiaries include Arizona Star Resource (Bermuda) Ltd., Minera Estrella de Oro Limitada, Imperial Gold Corporation and the Company’s proportionate interest in Compañia Minera Casale (“CMC”).

Use of estimates

The preparation of these consolidated financial statements in conformity with accounting principles generally accepted in Canada requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas where management’s judgement is applied are mineral reserves and resources, asset valuations, stock-based compensation, future income tax valuation reserves, and environmental post-closure obligations. Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents include cash and highly liquid money market instruments that have an original maturity of three months or less.

Investments

Investments not subject to significant influence are accounted for using the cost method. Investments are written down when, in the opinion of management, there has been a permanent impairment in the value of an investment.

Resource properties

Mineral acquisition, exploration, and development costs are capitalized on an individual project basis until such time as the economics of an ore body are defined. If production commences, these costs would be amortized on a units of production basis over the estimated mineral reserves. Unrecoverable costs for projects determined not to be commercially feasible are expensed in the year in which the determination is made.

The Company’s management regularly reviews the net carrying value of each mineral property. Where information is available and conditions suggest impairment, estimated future net cash flows from each property are calculated using estimated future prices; proven and probable reserves and mineralization expected to be classified as reserves; and operating, capital and reclamation costs on an undiscounted basis. When the carrying value of a long-lived asset is less than its net recoverable value as determined on an undiscounted basis, an impairment loss is recognized to the extent that its fair value, measured as the discounted cash flows over the life of the asset, is below the asset’s carrying value.

Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether carrying value can be recovered. Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company’s title as such properties may be subject to prior undetected agreements or transfers and title may be affected by such defects.

Foreign exchange translation

The Company’s foreign subsidiaries are integrated operations and financial statements stated in foreign currencies are translated using the temporal method. Currency transactions and balances are translated into the reporting currency as follows:

• monetary items are translated at the rates prevailing at the balance sheet date;

• non-monetary items are translated at historical rates;

• revenues and expenses are translated at the average rates in effect during applicable accounting periods except for depreciation and amortization, which are translated at historical rates; and

• exchange gains and losses on foreign currency translation are included in income for the year, except for those gains or losses that have been capitalized to mineral properties.

Future income taxes

The Company uses the asset and liability method of accounting for future income taxes. Under this method of tax allocation, future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

Asset retirement obligations

Effective May 1, 2004, the Company adopted the new accounting standard as required by The Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3110, “Asset Retirement Obligations” (“CICA 3110”), retroactively with restatement of the prior year’s comparative figures. This new section focuses on the recognition and measurement of liabilities for statutory, contractual, or legal obligations associated with the retirement of resource properties when those obligations result from the acquisition, construction, development, or normal operation of the assets. The obligations are measured initially at fair value (using present value methodology) and the resulting costs capitalized into the carrying amount of the related asset. The liability is accreted over time through periodic charges to resource properties. In subsequent periods, the Company adjusts the carrying amounts of the asset or liability for changes in estimates of the amount or timing of underlying future cash flows.

Stock-based compensation

Effective May 1, 2003, the Company adopted the new accounting standard CICA 3870, “Stock-based Compensation and Other Stock-based Payments,” which requires fair value accounting for all stock options issued during the year. Compensation expense for options granted is determined based on the estimated fair values of the stock options at the time of grant, the cost of which is recognized over the vesting periods of the respective options.

Loss per common share

Basic loss per common share is calculated using the weighted average number of common shares outstanding during each year. Diluted loss per common share is calculated using the treasury stock method, which assumes that stock options are only exercised when the exercise price is below the average market price during the period and that the Company will use these proceeds to purchase its common shares at their average market price during the period.

Prior year’s comparatives

Certain of the prior year’s comparative figures have been reclassified to conform with the presentation adopted for the current year.

3.   PRIOR YEAR RESTATEMENTS

During the year, it was determined that a future income tax liability should be recorded related to the sale of Compañia Minera Aldebaran (“CMA”) in October 2001. At that time, the tax base of certain Cerro Casale development assets in CMA was transferred to a third party while the book cost of the assets remained capitalized to the property. As a result, management believes that a future income tax liability should have been recorded at the sale date to reflect the fact that in future years, should the Cerro Casale property be placed into production, there would be no tax deduction for certain Cerro Casale costs. A retroactive adjustment establishing a future income tax liability of $4,844,000 with charges to the deficit account of $3,197,000 and resource property costs of $1,647,000 was made during the year.

The effect of the adoption of CICA 3110 resulted in a $125,001 increase to resource properties and a $125,001 increase to the asset retirement obligation liability.

4.   INVESTMENTS

	2005	2004
Cost
Bema Gold Corporation	$ 86,520	$ 86,520
Idaho Gold Corporation	1	1
	$ 86,521	$ 86,521

As at April 30, 2005, the Company owned 61,800 (2004 — 61,800) shares of Bema having a market value of approximately $158,800 (2004 — $218,200).

1.

RESOURCE PROPERTIES

			2005	2004
	Cerro Casale	Agua de la Piedra	Net $	Net $

Balance - as at April 30, as previously reported	$33,497,715	$1,071,658	$34,569,373	$34,431,837
Asset retirement obligations (note 2)	125,001	-	125,001	119,049
Future income tax liability adjustment (note 3)	1,647,000	-	1,647,000	1,647,000
Balance - Beginning of year, as restated	35,269,716	1,071,658	36,341,374	36,197,886

Additions during the year
Administration	32,757	82,213	114,970	122,632
Accretion on asset retirement obligations	6,250	-	6,250	5,952
Refundable Chilean tax	15,660	-	15,660	14,904
Option payment	-	(313,437)	(313,437)	-
Write-off during the year	-	(840,434)	(840,434)	-
	54,667	(1,071,658)	(1,016,991)	143,488
Balance - End of year	$35,324,383	$ -	$35,324,383	$36,341,374

Aldebaran property

On October 26, 1997, the Company and Bema Gold Corporation (Bema) entered into an agreement with Placer Dome Inc. (“Placer”) allowing Placer to acquire a 51% interest in the Aldebaran property, which hosts the Cerro Casale deposit, and an adjacent property in northern Chile. The Aldebaran property is currently owned by Compañia Minera Casale (“CMC”), which in turn is owned 25% by Arizona Star, 51% by Placer, and 24% by Bema. If the project is financeable under the terms of the January 1998 Shareholders’ Agreement, as restated June 5, 2003, and subsequently amended, then Placer would have the following obligations to complete in order to retain its 51% interest:

• arrange up to US$1.3 billion of financing for mine construction, including US$200 million of equity in the project on behalf of all the partners (any capital requirements in excess of US$1.3 billion are to be funded pro rata by the partners);

• arrange senior project financing for at least 50% of the capital cost and provide a pre-completion guarantee of up to US$1.1 billion in respect of the project for an annual fee of 0.5% of the amount of the senior project financing outstanding;

• arrange or provide subordinated debt to the extent that the senior project financing is less than US$1.1 billion; and

• commence construction of the mine.

On September 28, 2004, and November 2, 2004, Arizona Star, Placer Dome, and Bema agreed to certain amendments to the Shareholders’ Agreement, governing the Cerro Casale project. These amendments provide for, among other things, the following: i) elimination of Placer Dome’s management fee; ii) clarification of the option, at Placer Dome’s election, to fund the senior loans through Placer Dome’s facilities; and, iii) Placer Dome’s agreement to provide credit support, through the period of the pre-completion guarantee, for hedging arrangements required to be entered into by CMC in connection with the senior project financing to the extent it would be commercially reasonable for Placer to provide such support. Placer Dome received an increase in its net smelter royalty from production of the Cerro Casale project to 3% in consideration for agreeing to these amendments.

Following the September 28, 2004, amendments noted above, Placer Dome issued a certificate (Certificate “B”) under the Shareholders’ Agreement indicating it had commenced or was continuing to use reasonable commercial efforts to arrange financing for the Cerro Casale project on commercially reasonable and customary terms in accordance with the financing requirements of the Shareholders’ Agreement. Under the terms of the amended Shareholders’ Agreement, Placer Dome must, for a period of 15 months (ending December 28, 2005), use its reasonable commercial efforts to arrange financing for the Cerro Casale project on commercially reasonable and customary terms in accordance with the financing requirements of the Shareholders’ Agreement.

If Placer Dome, acting reasonably and in good faith, determines that the project is not financeable under the terms of the Shareholders’ Agreement, the project would revert to non-financeable status. In such case, Placer Dome can issue a Certificate “A” and its interest in the project would remain intact, with the obligation under the Shareholders’ Agreement to arrange financing as described in the paragraph immediately above suspended. Alternatively, it could issue a Certificate “D” and under the terms of the Shareholders’ Agreement, its 51% interest would be transferred to the Company and Bema. In the event of such a transfer, Arizona Star would own 51% and Bema 49% of the Cerro Casale project, and Arizona Star would control the Board of Directors of CMC.

On December 23, 1994, Arizona Star and Bema entered into an agreement (the “Participation Agreement”), subsequently amended on December 31, 1996, and December 16, 1997. These amendments provide, among other things, that if Placer Dome no longer, directly or indirectly, owns shares in CMC, its interest in the Aldebaran property is transferred back to the Company and Bema as described above, and if the majority of members of the Board of Directors of Arizona Star does not consist of persons nominated by Bema, that the Company will transfer to Bema that number of shares as represents a 2% interest in CMC, cause one of its nominees to the Board of Directors of CMC to resign, and vote its shares to appoint an additional nominee of Bema to the CMC Board of Directors. The purchase price to be paid by Bema to the Company for this 2% share interest shall be equal to the net present value of such interest, using the then current discount rate generally in use in the mining industry at the time of the valuation, such net present value to be determined by a duly qualified independent third party.

Agua de la Piedra property

During the year, the Company signed an option agreement with Bema with the following terms for the Agua de la Piedra property:

• staged exploration expenditures totalling US$1,000,000 over the next three years;

• option payments of US$250,000 (paid) upon signing and US$500,000 upon completion of feasibility study;

• feasibility payment of US$3.00 per ounce of gold in the reverse category upon completion of a feasibility study; and

• complete feasibility study within six years or a US$500,000 payment.

On February 22, 2005, Bema gave written notice to the Company that it terminated its option to acquire the Agua de la Piedra property. No further amounts are owing by Bema to the Company in connection with this property. Effective April 30, 2005, the Company has written off its carrying value for the property.

6.   ASSET RETIREMENT OBLIGATION

The Company’s asset retirement obligation relates to site restoration and cleanup costs of its Cerro Casale deposit located in Chile.

A reconciliation of the asset retirement obligation provision is as follows:

	2005	2004
Balance — beginning of year	$125,001	$119,049
Accretion expense	6,250	5,952
Balance — end of year	$131,251	$125,001

      The provision for the asset retirement obligation is based on the following key assumptions:

• total undiscounted cash flows of $348,249;

• the expected timing of the payment of cash flows is 2025; and

• a credit adjusted risk-free rate of 5% at which the estimated cash flows have been discounted.

7.   CAPITAL STOCK AND CONTRIBUTED SURPLUS

2005			2004
Shares		Amount	Shares	Amount
Balance — beginning of year	40,315,937	$45,295,729	40,058,437	$45,038,229
Issued during the year
For cash — net of issue costs	800,000	4,982,100	—	—
For cash on exercise of directors’
and employees’ stock options	485,000	485,000	257,500	257,500
Balance — end of year	41,600,937	$50,762,829	40,315,937	$45,295,729

On January 26, 2005, the Company completed the issue of 800,000 common shares by way of private placement at $6.40 per common share for gross proceeds of $5,120,000. The common shares were sold to arm’s length financial institutions and were subject to a four-month hold period ending May 27, 2005. A 2% finder’s fee was paid to an independent party on closing.

As at April 30, 2005, the Company had outstanding directors’ and employees’ stock options for a total of 375,000 common shares. As at April 30, 2005, a total of 1,225,000 stock options were available for grant.

       Changes in the Company’s stock options are as follows:

	Number of options	Weighted average exercise price
Outstanding as at April 30, 2003	817,500	$1.00
Exercised	(257,500)	1.00
Outstanding as at April 30, 2004	560,000	1.00
Exercised	(485,000)	1.00
Granted	1,125,000	5.10
Forfeited	(825,000)	4.29
Outstanding as at April 30, 2005	375,000	$5.80
Exercisable as at April 30, 2005	75,000	$1.00

        Stock options outstanding as at April 30, 2005 are as follows:

Exercise price	Options outstanding as at April 30, 2005	Average remaining contractual life (years)
$1.00	75,000	1.2
$7.00	300,000	4.7

On May 5, 2004, the Company granted 825,000 incentive stock options to directors, officers, consultants, and employees at an exercise price of $4.39 per option for a term of five years. These options were approved by the Board of Directors, but final documentation had not yet been distributed to the optionees. On September 9, 2004, the Company announced that it was in receipt of a Petition filed August 31, 2004, by Pan Atlantic Bank and Trust Limited (“Pan Atlantic”), a shareholder of the Company, regarding the granting of these incentive stock options. Pursuant to an agreement dated December 16, 2004, between the parties, all of these stock options have been cancelled and any legal action has been dropped.

Prior to the cancellation of these options, the Company charged to operations the fair value of these options in the amount of $1,322,734, with a corresponding credit to contributed surplus. The fair value was estimated at $2.10 per option at the grant date.

The fair value of the options granted and vested has been calculated using the Black-Scholes option pricing model based on the following assumptions:

• risk-free interest rate of 3.00%;

• expected life of three years;

• expected volatility of 50%; and

• dividend yield rate of nil%.

Option pricing models require the input of highly subjective assumptions regarding the expected volatility. Changes in assumptions can materially affect the fair value estimate and, therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company’s stock options.

On December 22, 2004, the Company granted 300,000 stock options to senior management and directors at an exercise price of $7.00. The options have a term of five years and are subject to a two-tiered vesting policy designed to better align option compensation with the interests of shareholders. These option grants require a $12.40 share price for 10 successive days for the option to vest and, in addition, once this test has been met, the Company’s share price performance must have exceeded the Toronto Stock Exchange Canadian Gold Index by more than 20% over the preceding six months or these options will be cancelled. No expense has been recognized on these options during the year, as the probability of meeting the above vesting criteria remains uncertain. Stock compensation expense will be recognized once the vesting criteria are thought to be probable.

8. LEGAL, ADVISORY, AND SPECIAL COMMITTEE COSTS RELATING TO PROPOSED OFFER

On December 20, 2004, Bema announced that it intended to make an offer (the “Proposed Offer”) to all Arizona Star shareholders to exchange 1.85 shares of Bema for each share of Arizona Star.

In response to the Proposed Offer by Bema, the directors of Arizona Star appointed a Special Committee of the Board to review the Proposed Offer and, if appropriate, to initiate steps designed to maximize value for all Arizona Star shareholders. As a result of the Proposed Offer, the Company incurred legal, advisory, and Special Committee fees to review the Proposed Offer, to provide the Company shareholders with a Fairness Opinion about the Proposed Offer, and to assist the Special Committee in considering strategic alternatives to maximize shareholder value. The cost incurred to April 30, 2005, relating to the Proposed Offer totalled $1,659,872.

On May 5, 2005, Bema announced that it did not intend to proceed with its previously announced Proposed Offer.

9.   RELATED PARTY TRANSACTIONS

During the year, in addition to those disclosed elsewhere in the financial statements, the Company had the following transactions and balances with Bema and a subsidiary of Bema, Minera Bema Gold (Chile) Ltda. (“Bema Chile”):

	2005	2004
Office and administrative	$ 78,989	$ 89,526
Accounting	60,233	50,946
Rent and utilities	28,800	24,000
Management fees	30,000	30,000
Shareholder information	23,678	6,998
Bema Chile office costs capitalized to property	98,078	89,984
Accounts payable	32,422	21,303

10.  SEGMENTED INFORMATION

The Company’s principal activity is the exploration and development of mineral properties. The Company’s resource properties are located in Chile as disclosed in Note 5.

11.  INCORPORATED JOINT VENTURES

Arizona Star’s proportionate interest of resource property expenditures relating to Compañia Minera Casale (“CMC”, 25%) is $26,956,010 (2004 — $26,956,010). CMC is an incorporated Chilean joint venture.

12.  INCOME TAXES

The Company’s income tax provision (recovery) has been calculated as follows:

	2005	2004
Loss for the year	$ (4,444,330)	$ (40,220)
Income tax recovery at Canadian federal and provincial statutory rates	$ 1,583,071	$ 14,318
Current year assets/losses not recognized	(1,227,591)	(14,318)
Permanent differences	(355,480)	—
Provision for (recovery of) income taxes	$ —	$ —

       The components of the income tax provision (recovery) comprise:

	2005	2004
Current income tax expense
Canada	$ —	$ —
Foreign	—	—

Future income tax expense
Canada	—	—
Foreign	—	—

	$ —	$ —

The Company’s future income tax assets as at April 30, 2005 are summarized as follows:

	2005	2004
PP&E and resource properties	$ 77,340	$ 38,066
Non-capital losses carried forward	856,255	557,655
Other	—	—
Net future income tax asset	933,595	595,721
Valuation allowance	(933,595)	(595,721)
Net future income tax asset recorded	$ —	$ —

The Company has recorded a valuation allowance in respect of its Canadian losses in the amount of $2,405,000 as at April 30, 2005, because management believes that the future income tax assets in respect of such losses are more likely than not to be realized in the carryforward period.

As at April 30, 2005, the Company has available non-capital loss carryforwards for Canadian federal and British Columbia income tax purposes that will expire as follows:

2015	$1,730,000
2014	180,000
2010	89,000
2007	184,000
2006	222,000

13.  FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, prepaid expenses and accounts payable, and accrued liabilities. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency, or credit risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying values due to the short-term nature of these instruments.

CORPORATE INFORMATION

DIRECTORS

OFFICERS AND SENIOR MANAGEMENT

James S. Anthony

Paul A. Parisotto

Chairman & Director

President & Chief Executive Officer

Rudi P. Fronk

Thomas C. Dawson

Director

Chief Financial Officer & Corporate Secretary

T. James Smolik

Director

Paul A. Parisotto

President, Chief Executive Officer

& Director

Thomas C. Dawson

Chief Financial Officer, Corporate Secretary

& Director

STOCK EXCHANGE LISTING

REGISTRAR AND TRANSFER AGENT

TSX Venture Exchange: “AZS”

Computershare Investor Services, Inc.

510 Burrard Street, 3rd Floor

HEAD OFFICE

Vancouver, British Columbia  CANADA

Arizona Star Resource Corp

V6C 3B9

220 Bay Street

Suite 1405

AUDITORS

Toronto, Ontario  CANADA

PricewaterhouseCoopers LLP

M5J 2W4

Chartered Accountants

Phone:  416 359 7800

Suite 3000 Box 82

Fax: 416 359 7801

Royal Trust Tower TD Centre

E-mail: pparisotto@coniston.ca

Toronto, Ontario   CANADA

Web site: www.arizonastar.com

M5K 1G8

INVESTOR RELATIONS

LEGAL COUNSEL

Paul A. Parisotto

Fraser Milner Casgrain LLP

Phone: 416 359 7800

1 First Canadian Place

E-mail: pparisotto@coniston.ca

P.O. Box 100

100 King Street West

Toronto, Ontario   CANADA

M5X 1B2